Exhibit 3.1	Amendments to the Certificate of Incorporation of the Company, effective upon thefiling of such amendments with the State of New York.

Article THIRD of the Certificate of Incorporation of the Company will be amended to read as follows:

“The total number of shares that may be issued by this corporation shall consist of (i) Two Hundred Million (200,000,000) shares of common stock, par value $0.01 per share, and (ii) Two Million (2,000,000) shares of preferred stock, par value $0.01 per share (“Preferred Stock”).  The Board of Directors of the corporation is authorized to adopt, from time to time, a resolution or resolutions providing for the issuance of one or more series of Preferred Stock, to establish the number of shares to be included in each such series of Preferred Stock, and to fix the rights, powers, preferences and limitations of any such series of Preferred Stock, as permitted by New York law.”

A new Article TENTH will be added to the Certificate of Incorporation of the Company to read as follows:

“Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation. In the event that the action which is consented to by written consent would have required the filing of a certificate under applicable law, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision may state that written consent has been given in accordance applicable law.”